Exhibit 99.1
ATTUNITY LTD. PRICES PUBLIC OFFERING
RAISING GROSS PROCEEDS OF $17.4 MILLION

Burlington, MA – (November 21, 2013) – Attunity Ltd. (NASDAQ CM: ATTU), a provider of information availability software solutions, announced today the pricing of its public offering of 2,480,000 ordinary shares at a price to the public of $7.00 per share. The net proceeds to Attunity from the offering are expected to be $15.6 million after underwriting discounts and commissions and other estimated offering expenses. Attunity has granted the underwriters a 30-day option to purchase up to 372,000 additional ordinary shares from Attunity to cover overallotments, if any. The offering is expected to close on November 26, 2013, subject to customary closing conditions.  Attunity intends to use the net proceeds from the sale of the ordinary shares in connection with its strategic plan, including for expanding its sales, marketing and research and development activities, as well as acquisitions and investments, and for working capital and other general corporate purposes.

Roth Capital Partners is acting as sole book-running manager. Craig-Hallum Capital Group is acting as co-lead manager for the offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Copies of the preliminary prospectus supplement and accompanying base prospectus relating to this offering may be obtained from Roth Capital Partners, LLC, 888 San Clemente, Newport Beach, CA 92660, (800) 678-9147 or by accessing the Securities and Exchange Commission’s (SEC) website, www.sec.gov.

About Attunity Ltd.

Attunity is a provider of information availability software solutions that enable access, sharing and distribution of data, including Big Data, across heterogeneous enterprise platforms, organizations, and the cloud. Our software solutions include data replication, change data capture (CDC), data connectivity, enterprise file replication (EFR), managed-file-transfer (MFT), and cloud data delivery.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Because such statements deal with future events and are based on Attunity’s current expectations, they are subject to various risks and uncertainties, including the satisfaction of closing conditions, and the cash requirements of our business, among others, and actual results, performance or achievements of Attunity could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our public offering and its anticipated closing date. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to the prospectus supplement for this offering, which is expected to be on file with the SEC and the other risk factors discussed from time to time by Attunity in reports filed with, or furnished to, the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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For more information, please contact:
Garth Russell / Diane Imas
KCSA Strategic Communications
P: + 1 212-682-6300
grussell@kcsa.com / dimas@kcsa.com

Dror Harel-Elkayam, CFO
Attunity Ltd.
Tel. +972 9-899-3000
dror.elkayam@attunity.com